UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Millennial Media, Inc.
(Name of Subject Company)

Millennial Media, Inc.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

60040N105
(CUSIP Number of Class of Securities)

Ho Shin
General Counsel
Millennial Media, Inc.
2400 Boston Street, Suite 300
Baltimore, Maryland 21224
(410) 522-8705

With copies to:
John J. Egan, III, Esq.
Joseph L. Johnson, III, Esq.
Ian D. Engstrand, Esq.
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Millennial Media, Inc. ("Millennial Media" or the "Company") by AOL Inc. ("AOL") pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 3, 2015, by and among the Company, AOL and Mars Acquisition Sub, Inc., a wholly owned subsidiary of AOL ("Acquisition Sub"). These communications include, as described in more detail below:

  •
  A communication to clients and partners by the Company; and

  •
  A communication to employees by the Company.

        Set forth below is an email sent from the Company's President and Chief Executive Officer, Michael Barrett, to the Company's clients and partners on September 3, 2015.

Subject: Exciting News—AOL Announces Decision to Acquire Millennial Media

Good morning,

        Today, AOL announced its intention to acquire Millennial Media. This is very exciting news and, I believe, the right move for Millennial Media, our employees, and you—our exceptional clients and partners.

        By joining with AOL, we would be creating a media and technology powerhouse with true mobile expertise that would accelerate AOL's innovation in mobile monetization for publishers and strengthen its ONE for Advertisers mobile offering.

        For our advertiser clients, this would mean scaled mobile and in-app audience targets from Millennial Media's over 100 million device IDs available across the robust AOL ecosystem to better engage with all ad formats and screens. It also means access to ONE by AOL for Advertisers, a comprehensive suite offering media planning, audience management, creative optimization, analytics, and attribution, as well as AOL's market-leading display, video and TV DSPs.

        For our publisher partners, this acquisition would mean greater monetization opportunities optimized to generate the most revenue possible for publishers and developers across all screens (desktop and mobile, web, and app).

        Furthermore, Millennial Media would help AOL deepen its programmatic leadership, and ONE by AOL would be one of the largest open and mobile-first programmatic platforms in market.

        AOL has decided to acquire Millennial Media because of the great company we've built, the product capabilities we've brought to market, and our exceptional employee talent. I'm very proud of this company and the work we've done together. Thank you for your continued support in this exciting time. We will share more information as we get closer to deal close.

All the best,
Michael

        Set forth below is an email, including frequently asked questions ("FAQ"), sent from the Company's President and Chief Executive Officer, Michael Barrett, to the Company's employees on September 3, 2015.

Subject: Exciting News

Good morning, Team Green—

        Today, AOL announced its decision to acquire Millennial Media. This is very exciting news and, I believe, the right move for Millennial Media, our employees, and our partners.

        By joining with AOL, we would be creating a media and technology powerhouse with true mobile expertise that would accelerate AOL's innovation in mobile monetization for publishers and strengthen its ONE by AOL for Advertisers mobile offering. Together—with AOL's parent company Verizon—we would be brought into every mobile conversation, expand our collective client base, and drive massive revenue. We would also be able to better compete in a space that's quickly converging and give our employees the opportunity to innovate on a whole new level.

        Through this acquisition, Millennial Media would help AOL deepen its programmatic leadership, and ONE by AOL would be one of the largest open and mobile-first programmatic platforms in market. AOL would also be able to enhance its suite of publisher offerings with a leading monetization platform for app developers. Our partners would also have the opportunity to link their measurement, data, and location targeting assets into AOL's comprehensive platform.

        AOL has decided to acquire Millennial Media because of the great company we've built, the product capabilities we've brought to market, and our exceptional employee talent. I have had the pleasure of working with some of the AOL executives in the past and know that the company puts tremendous value on innovation and the growth of its employees.

        We've done a tremendous job, Team Green. Millennial Media and its people are among the most trusted and respected in the industry. We pioneered the whole mobile advertising economy, stayed nimble as the "big boys" moved into the space, and now—as part of a larger company—we will be on firmer footing to compete head-to-head and win. This is the right move for us and our partners, and I hope you share my excitement about this powerful opportunity.

        Below is an initial FAQ with additional insight around the deal, and I will share more information as we get closer to the close. Until then, it's business as usual at Millennial Media. Let's keep our heads down and continue to drive the best results for our clients and partners.

        We will be hosting an All Hands meeting with AOL executives today at 10:00 am ET in Baltimore and via a live Vidyo feed for all other offices. We will also host a conference call for our teams in APAC at 8:30 am ET this morning (8:30 pm Singapore time). Calendar invites will be sent shortly.

        As always, thank you for all of your hard work and dedication to Millennial Media and our clients.

Best,
Michael

++++++++

FAQ

Q.    Why are we doing this?

A.
Mobile media consumption is rising fast with 84% of all smartphone time spent being in-app. By joining with AOL, we are creating a media and technology powerhouse with true mobile expertise that will accelerate AOL's innovation in mobile monetization for publishers and strengthen its One for Advertisers mobile offering. The full suite, AOL + Verizon + MSFT + Millennial Media, will bring us into every mobile conversation, expand our client base and drive massive revenue. We offer AOL significant data assets, which extend them into the mobile in-app ecosystem—and give our advertisers and publisher partners even greater view of their audiences cross-screen.

  Through the acquisition, AOL will:

  •
  Deepen its mobile strategy creating one of the largest mobile-first, cross-device programmatic platforms and adding approximately one billion global active unique users;

  •
  Add a leading supply-side platform for app monetization to its publisher suite of offerings, with over 65K mobile app publishers; and

  •
  Expand its data assets and capabilities with addressable data, with over 100 million device IDs.

  We can now better compete in a space that's quickly converging and give our employees the opportunity to innovate on a whole new level.

  Millennial Media is also helping AOL deepen its programmatic leadership. Through the acquisition, ONE by AOL will be one of the largest open and mobile-first programmatic platforms in market. AOL will also be able to enhance its suite of publisher offerings with a leading monetization platform for app developers.

  This acquisition opens up significant opportunity for our employees and accelerates our technology roadmap. AOL is laser-focused on culture and technology strategy and development, investing deeply in the talent and platforms that will help bring our partners a best in class cross-screen offering.

  We've done a tremendous job. Millennial Media and its people are among the most trusted and respected in the industry. Together, we've developed capabilities, created immense scale, and stayed nimble enough to accept new challenges and move with the dynamic mobile ad ecosystem.

Q.    What are the first 30 days going to look like?

A.
We will be working with AOL over the coming weeks to provide all employees with information to make the transition a smooth one. AOL is looking forward to adding our talent and technologies to create one of the largest media technology companies in the world.

Q.    When will the acquisition close?

A.
We expect that the acquisition will close in Q4.

Q.    Will there be layoffs?

A.
At this time, we are working with AOL in the pre-close phase to review all organization structures and people. However, AOL is not only acquiring Millennial Media for its technologies, but for the people who build and bring them to market.

Q.    Will I have to move to an existing AOL office?

A.
This has yet to be addressed as we are still in the pre-close stage, but we will review opportunities to maximize office space and location. Some offices will be combined where there is regional overlap, while other Millennial Media locations will become AOL's main office in the region.

Q.    Is there going to be a new company structure and if so, what does it look like?

A.
We will be talking to our counterparts at AOL to discuss the new company structure during the pre-close stage. You can expect more information in the coming weeks.

Q.    If I am a Millennial Media employee who previously worked for AOL, will that time be bridged for purposes of my participation in any AOL benefit programs or policies?

A.
It is our understanding at this time that prior AOL service will be credited to employees who move over to the combined company. We will know more in the coming weeks.

Q.    Will our overall leadership structure change? What happens to Millennial Media management?

A.
We will know more information on the new leadership structure in the coming weeks.

Q.    Does this impact my bonus?

A.
We're still working out timing, but our expectation is that bonuses earned while a Millennial Media employee will be paid out in your last Millennial Media paycheck (prorated based on time worked in the performance period through the closing). Once you become an AOL employee, your bonus will begin to accrue on the date of the close for the remainder of the year.

Q.    What is their culture like?

A.
AOL supports a fun, fast-paced environment for employees to collaborate, innovate, and thrive. They offer many of the same perks we do, but also offer fully-equipped gyms in some offices (or discounted memberships in others) and comfy nap rooms! Glassdoor recently named the company a Top 25 Place to Work for Work-Life Balance.

  AOL also seeks to support its communities through an annual event called Monster Help Day where AOL employees take time outside the offices to volunteer together. They also receive two additional days to volunteer at any charity or cause of their choice.

Q.    How are my benefits affected?

A.
For one year following the closing, AOL will provide you with incentive compensation and employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of AOL. We will have more information on the specifics as we get closer to the close date.

Q.    Will my title or job duties change? Who will I report to?

A.
Your job duties and reporting structure will remain the same unless otherwise notified. We will have more information on specifics as we get closer to the close date.

Q.    What happens to my Millennial Media equity?

A.
If you have stock options with an exercise price below $1.75, then you will receive the difference between the exercise price and $1.75 for each underlying share, whether or not it is vested — unvested options will vest automatically upon the close. If you have RSUs, you will receive $1.75 for each vested RSU. For unvested RSUs, you will receive a cash payment of $1.75 for each RSU on the same vesting schedule that your unvested RSUs would have vested on.

Q.    What if my stock options have an exercise price above $1.75?

A.
Those stock options will be cancelled without payment upon the close of the deal.

Q.    How does this impact our H2 plans and committed spends?

A.
We do not expect significant changes in our H2 strategy or commitments.

Important Information

        The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company's common stock. The solicitation and the offer to purchase shares of the Company's common stock will only be made pursuant to an offer to purchase and related materials that AOL and the Acquisition Sub intend to file with the Securities and Exchange Commission (the "SEC"). At the time the tender offer is commenced, AOL and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of the Company's common stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Holders of shares of Company's common stock may also obtain a copy of the Solicitation / Recommendation Statement and other documents (when available) that the Company files with the SEC for free from the Company at www.millennialmedia.com or by directing a request to the Company at IR@millennialmedia.com.

Forward Looking Statements

        This communication may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "estimates," "expects," "projects," "forecasts," "intends," "plans," "will," "believes" and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management's current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including the risks and uncertainties discussed in the Company's filings with the SEC, in particular the factors discussed in detail in the "Risk Factors" sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, the tender offer documents to be filed by AOL and Acquisition Sub, and the Solicitation/Recommendation Statement to be filed by the Company, as well as, among other things: (1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with AOL, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction, (4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers, and (5) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability.